UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on November 29, 2024, Magic Empire Global Limited (the “Company”) held its 2024 general meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the resolution to approve the share combination of the Company’s Class A Ordinary Shares, Class B Ordinary Shares and Non-Voting Ordinary Shares.

On February 6, 2025, the Company effected a share combination of its shares, with no par value, at a ratio of four (4) shares into one (1).

As a result of the share combination, each 4 pre-combination shares outstanding will automatically combine into one new share without any action on the part of the holders, and the number of outstanding Class A Ordinary Shares will be reduced from 16,256,099 Class A Ordinary Shares to approximately 4,064,025 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Upon the opening of business on February 18, 2025, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MEGL”. The new CUSIP number of the Company’s shares will be G5865E121.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: February 10, 2025	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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